EXHIBIT 99.1

TRX Gold to Present at the 25th Annual H.C. Wainwright Global Investment Conference and Precious Metals Summit Conference

TORONTO, Sept. 08, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce that the Company’s executives have been invited to attend and present at H.C. Wainwright’s 25th Annual Global Investment Conference, taking place September 11th to 13th in New York City. The team will also be participating at the Precious Metals Summit in Beaver Creek, Colorado, taking place September 12th to 15th.

Both events represent opportunities to network with important industry leaders, institutional investors, financial analysts and media.

Please join us virtually for a live corporate update by registering through the following links:

H.C. Wainwright 25th Annual Global Investment Conference
Manhattan, NYC
September 11, 12:00 PM – 12:30 PM ET
Webcast

Precious Metals Summit
Beaver Creek, Colorado
September 12, 17:15 PM – 17:30 PM ET
Webcast
(Event link will become available the day of the presentation)

TRX Gold’s calendar of upcoming events can be found on the corporate website, here:
https://www.trxgold.com/investors/events/default.aspx

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:
Investors Relations
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.